UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

       Contact:
       Blue Square-Israel Ltd.
       Elli Levinson-Sela
       General Counsel & Corporate Secretary
       Telephone: 972-3-9282670
       Fax: 972-3-9282498

       Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES NEGOTIATIONS BY ITS SUBSIDIARY TO ACQUIRE CONTROL OF NAAMAN PORCELAIN LTD., A COMPANY TRADED IN THE TEL AVIV STOCK EXCHANGE

ROSH HAAYIN, Israel, July 19, 2007 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that Hamachsan Hamerkazi Kfar Hashaashuim Ltd, a subsidiary of Blue Square (60%) (hereinafter: the “Subsidiary”) is in negotiations to acquire the controlling interest of Naaman Porcelain Ltd. (hereinafter: “Naaman”) from its controlling shareholders.

Naaman imports and markets various houseware products, such as kitchen utensils, cutlery and dinner sets. Naaman has its own chain of houseware stores and is a supplier to Blue Square and its subsidiaries. Naaman is traded in the Tel Aviv Stock Exchange

There is no certainty at this stage that the parties shall reach agreement and/or that the parties shall sign a binding agreement and/or that the transaction shall be completed. Following the signing of any binding agreement, the transaction will be subject to completion of due diligence examination by the Subsidiary, receipt of all necessary corporate approvals by Naaman and the Subsidiary and receipt of all necessary regulatory approvals.

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 180 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2006.